X AB 3/4

10029335

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-30851 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1345 Avenue of the Americas**
(No. and Street)

| **New York** | **New York** | **10105** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Matthew C. McGinnity** — **(914) 993-3288** (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers LLP**
(Name - *if individual, state last, first, middle name*)

| **300 Madison Avenue** | **New York** | **New York** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

AB 3/6

## OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2009 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Patrick Ryan

Signature

Vice President and CFO

Title

Geronimo Iglesias 2/24/10

Notary Public

GERONIMO IGLESIAS
Notary Public, State of New York
No. 01IG6190616
Qualified in Bronx County
Commission Expires July 28, 2012

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Operations
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Statement of Cash Flows
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

# AllianceBernstein Investments, Inc.

**(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)**

## Statement of Financial Condition

## December 31, 2009

## (With Independent Auditor's Report Thereon)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2009

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 91,460,846 |
| Segregated cash | | 37,443,003 |
| Receivables: | | |
| Brokers and dealers | | 80,906,898 |
| Fees from AllianceBernstein Mutual Funds | | 17,996,476 |
| Due from affiliates | | 6,639,053 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,079,507 | | 349,741 |
| Deferred sales commissions, net | | 90,186,965 |
| Prepaid expenses and other assets | | 2,204,342 |
| Total assets | $ | 327,187,324 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Payables: | | |
| AllianceBernstein Mutual Funds | $ | 86,053,639 |
| Brokers and dealers | | 60,127,092 |
| Accounts payable and accrued expenses | | 19,836,937 |
| Due to affiliates | | 4,774,034 |
| | | 170,791,702 |
| Subordinated notes payable to AllianceBernstein Corporation of Delaware | | 131,000,000 |
| Commitments and contingencies *(See Note 4)* | | |
| Stockholder's equity: | | |
| Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 16,504,990 |
| Accumulated comprehensive income | | 8,890,622 |
| Total stockholder's equity | | 25,395,622 |
| Total liabilities and stockholder's equity | $ | 327,187,324 |

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition

## 1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

## 2. Summary of Significant Accounting Policies

### *Basis of Presentation*

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### *FASB Codification*

For annual and interim periods ending after September 15, 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification") became the single authoritative source of generally accepted accounting principles ("GAAP") in the United States.

### *Subsequent Events*

Effective February 1, 2010, the Company's operations in Tokyo was sold to AllianceBernstein Luxembourg, a subsidiary of AllianceBernstein L.P. We evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

### *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2009 includes $0.7 million and $90.5 million invested in two money market funds that are both registered under the Investment Company Act of 1940.

### *Segregated Cash*

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles.

***Furniture, Equipment and Leasehold Improvements, Net***

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

***Deferred Sales Commissions, Net***

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Effective, January 31, 2009, back-end load shares are no longer offered to new investors by our U.S. mutual funds. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2009 was not impaired.

***Loss Contingencies***

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

***Mutual Fund Underwriting Activities***

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally collected within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

***Foreign Currency Translation***

Assets and liabilities of the Company's Tokyo operation are translated into United States dollars ("US$") at exchange rates in effect at the balance sheet date. Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into US$ are reported as a separate component of accumulated comprehensive income in stockholder's equity.

## 3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Deferred income tax benefit primarily reflects expenses (benefits) related to the deferred compensation plans that will be deductible for tax purposes when paid.

The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, the Company assumes that the taxing authority will examine the tax position and have full knowledge of all relevant information.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| **Balance at January 1, 2009** | $ 5,396,000 |
| Additions for prior year tax positions | 174,000 |
| Additions for current year tax positions | 347,000 |
| Reductions for current year tax positions | (50,000) |
| Reductions related to settlements with tax authorities/closed years | (1,908,000) |
| **Balance at December 31, 2009** | $ 3,959,000 |

The amount of unrecognized tax benefits as of December 31, 2009, when recognized, is recorded as a reduction to income tax expense and reduces the Company's effective tax rate.

The total amount of accrued interest recorded on the statement of financial condition was $558,000 as of December 31, 2009. There were no accrued penalties as of December 31, 2009.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2006 except as noted below.

The Internal Revenue Service ("IRS") completed an examination of AllianceBernstein's subsidiaries' federal tax returns for 2005 in the second quarter of 2009. This examination was settled resulting in a tax payment to the U.S. Treasury in the amount of $200,000, however, such amount was not attributable to the Company. The IRS has not indicated whether they will examine AllianceBernstein's subsidiaries' federal

tax returns for the years subsequent to 2005. In addition, an assessment has been received resulting from an examination of the Company's state tax return for the years 2001-2004. This matter is in the appeal stage, however, we do not believe an increase in the reserve is necessary.

Subject to the results of the examinations for the tax years 2001-2004, under our existing policy for determining whether a tax position is effectively settled for purposes of recognizing previously unrecognized tax benefits, there is the possibility that recognition of unrecognized tax benefits of approximately $2.3 million including accrued interest could occur over the next twelve months.

## 4. Commitments and Contingencies

***Deferred Sales Commission Asset***

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system (the "System") are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. mutual fund shares and four years for non-U.S. mutual fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $90.2 million as of December 31, 2009.

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $18.7 million, totaled approximately $31.6 million during 2009. Effective January 31, 2009, back-end load shares are no longer offered to new investors in U.S. mutual funds.

Management tests the deferred sales commission asset for impairment quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares are updated quarterly and include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. As of December 31, 2009, management used average market return assumptions of 5% for fixed income securities and 8% for equities to estimate annual market returns. Higher actual average market returns would increase undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions range from 21% to 24% for U.S. fund shares and 27% to 40% for non-U.S. fund shares. These assumptions are determined by reference to actual redemption experience over the five-year, three-year, one-year and three-month periods ended December 31, 2009, calculated as a percentage of AllianceBernstein's average assets under management represented by back-end load shares. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made

from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. As of December 31, 2009, management determined that the deferred sales commission asset was not impaired. However, if management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2009 U.S. equity markets increased by approximately 26.5% as measured by the change in the Standard & Poor's 500 Stock Index and U.S. fixed income markets increased by approximately 5.9% as measured by the change in the Barclays Aggregate Bond Index. The redemption rate for domestic back-end load shares was 21.1% in 2009. Increases in non-U.S. capital markets ranged from 30.0% to 78.5% as measured by the MSCI World, Emerging Market and EAFE Indices. The redemption rate for non-U.S. back-end load shares was 27.3% in 2009. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset might occur. Any impairment would reduce materially the recorded amount of the deferred sales commission asset with a corresponding charge to earnings. The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2009 was as follows:

| | |
|---|---|
| Carrying amount of deferred sales commission | $571,599,460 |
| Less: Accumulated amortization | (349,697,057) |
| Cumulative CDSC received | (131,715,438) |
| Deferred sales commission, net | $90,186,965 |

Estimated future amortization expense related to the December 31, 2009 net asset balance, assuming no additional CDSC is received in future periods, is as follows:

| | |
|---|---|
| 2010 | 41,208,247 |
| 2011 | 24,717,122 |
| 2012 | 15,167,828 |
| 2013 | 7,913,088 |
| 2014 | 1,049,720 |
| 2015 | 130,960 |
| | $ 90,186,965 |

***Legal Proceedings***

AllianceBernstein, Holding and the Company are involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages. While any inquiry, proceeding or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the regulatory inquiries, administrative proceedings,

lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

## 5. Related Party Transactions

Included in due to affiliates, as of December 31, 2009, are distribution payments owed to a subsidiary of AXA Financial aggregating $1.4 million. Also, AXA Advisors, LLC provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, AXA Advisors sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.4 million relating to these services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. As of December 31, 2008, the retirement plan was changed to provide that the participants will not accrue any additional benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Contributions are limited to the maximum amount deductible for federal income tax purposes.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of employees of the Company for 2009 were $6.1 million.

Certain employees of the Company participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. In 2009, there were 227,032 restricted Holding Units awarded to 76 employees. Also in 2009, options to buy 232,480 Holding Units were awarded to two Company employees (of which 156,696 options were subsequently forfeited during 2009 due to termination of one of the Company employees) under an option program maintained by AllianceBernstein.

Included in due to affiliates is $0.5 million for taxes paid by the Parent on behalf of the Company.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $131.0 million at December 31, 2009 under various subordinated loan agreements. The agreements have been approved by the Financial Industry Regulatory Authority and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2009, all of the loans outstanding were to be charged interest at the variable broker dealer call rate, which at the time was 3.18%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2012 and 2013 are $29.0 million and $102.0 million, respectively. Interest payable on such loans as of December 31, 2009 was $0.7 million.

## 6. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

***Assets Measured at Fair Value on a Recurring Basis***

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2009:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents | $ 91,199,025 | $ - | $ - | $ 91,199,025 |
| **Total assets measured at fair value** | **$ 91,199,025** | **$ -** | **$ -** | **$ 91,199,025** |

We invest excess cash in money market funds that are valued based on quoted prices in active markets; as such, this is included in Level 1 of the valuation hierarchy.

***Assets Measured at Fair Value on a Nonrecurring Basis***

We adopted Accounting Standards Codification ("ASC") 820-10-65-1 for nonfinancial assets and nonfinancial liabilities on January 1, 2009. There were no impairments recognized for long-lived assets as of December 31, 2009.

## 7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.63 to 1 and the Company had net capital of $55.2 million, which was $49.2 million in excess of its required net capital of $6.0 million.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
121

## Report of Independent Accountants

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of AllianceBernstein Investments, Inc (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

   a. Compared payments of $21,155 reported on item 2B on SIPC-7T page 1 with the respective cash disbursement records obtained from the Company, to the sum of:

      i. Payment of $150 to check number 0000321272 dated January 15, 2009;
      ii. Payment of $22,196 to check number 00322023, dated December 1, 2009, noting a difference of $1,192; and
      iii. Agreed the difference of $1,192 to SIPC-6 line 2B "Interest computed on late payment (see instruction E) for 104 days at 20% per annum."

   b. Payment of $47,857 reported on SIPC-7T item 2D to Accounts Payable VIP Number 10-142633 dated February 24, 2010, obtained from the Company.

2. Compared the Total Revenue amount of $193,893,858 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2009, less the revenues reported on the Company's March 31, 2009 Focus Report, page 5 item 4030 for the period from January 1, 2009 to March 31, 2009 of $43,084,730, with the Total revenue amount of $150,809,128 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting no difference.

PRICEWATERHOUSECOOPERS

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions of $123,204,433 on SIPC-7T line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trusts, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the line titled "Total Deductions" on the schedule titled "ABI SIPC Fee Calculation Detail" prepared by the Company, noting no difference; and

   b. On the schedule "ABI SIPC Fee Calculation Detail" we performed the following:

      i. Compared the amount in the line titled "Focus Revenue - Q2" of $46,574,948 to line 4030 on the FOCUS Report dated June 30, 2009, noting no difference;

      ii. Compared the amount in the line titled "Focus Revenue - Q3" of $50,383,219 to line 4030 on the FOCUS Report dated September 30, 2009, noting no difference;

      iii. Compared the amount in the line titled "Focus Revenue - Q4" of $53,506,430 to line 4030 on the FOCUS Report dated December 31, 2009, noting no difference;

      iv. Compared the amount in the line titled "Dividends - Q2" of $24,279 to General Ledger number 4900900 from the Quarterly Trial Balance as of June 30, 2009, prepared by the Company, noting no difference;

      v. Compared the amount in the line titled "Dividends - Q3" of $34,466 to General Ledger number 4900900 from the Quarterly Trial Balance as of September 30, 2009, prepared by the Company, noting no difference;

      vi. Compared the amount in the line titled "Dividends - Q4" of $24,014 to General Ledger number 4900900 from the Quarterly Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

      vii. Compared the amount in the line titled "ABTL I/C Commissions - Q3" of $344,531 to General Ledger number 4920040 from the Quarterly Trial Balance as of September 30, 2009, prepared by the Company, noting no difference;

      viii. Compared the amount in the line titled "Other Revenue - Q2" of $57,277 to General Ledger number 4990900 from the Quarterly Trial Balance as of June 30, 2009, prepared by the Company, noting no difference; and

      ix. Compared the amount in item named "529 Plan Distribution Revenue" of $27,120,128 to the amount in the line "LTUS Funds, Education Strategies" on the schedule titled "AllianceBernstein Historical, Statement of Operating Income - By Product" prepared by the Company, noting no difference.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7T:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $27,604,695, noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $69,012, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2d of $47,857, noting no difference.

   b. Calculations reflected in the schedule titled "ABI SIPC Fee Calculation Detail" obtained in procedure 3:

      i. Recalculated the arithmetical accuracy of the amount in the line titled "Deduction - Q2" of $46,493,392, noting no difference;

      ii. Recalculated the arithmetical accuracy of the amount in the line titled "Deduction - Q3" of $50,348,753, noting no difference;

      iii. Recalculated the arithmetical accuracy of the amount in the line titled "Deduction - Q4" of $53,482,416, noting no difference; and

      iv. Recalculated the arithmetical accuracy of the amount in the line titled "Total Deductions" of $123,204,433 by taking the sum of the amounts noted in 4(b)(i) + 4(b)(ii) + 4(b)(iii) - 3(b)(ix), noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T
(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030851 FINRA DEC
ALLIANCEBERNSTEIN INVESTMENTS INC 7*7
ATTN: LARRY BERTAN
1345 AVENUE OF THE AMERICAS 17TH FL
NEW YORK NY 10105-0302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 69,012

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 21,155 )
1/5/09 + 12/8/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 47,857

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 47,857

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 47,857

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AllianceBernstein Investments
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24TH day of FEBRUARY, 20 10 .

CFO, VP + Director of Acctg
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 20 09
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 150,809,128 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 123,204,433 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 123,204,433 |
| 2d. SIPC Net Operating Revenues | $ 27,604,695 |
| 2e. General Assessment @ .0025 | $ 69,012 |

(to page 1 but not less than $150 minimum)